Play LA Inc. Announces Record Network Traffic Heading Into World Cup

TORTOLA, British Virgin Islands – June 17th, 2010 – (MarketWire)   Play LA Inc. (OTCBB: PLLAF) ("the Company"), announces that same website sports traffic for the first five months of this year ending May 2010 is up 89% over the same period last year. During the month of May 2010, total visitor traffic to all of the Company’s sports websites topped 986,000 visits.

The gains are led by the Company’s flagship sports news website, www.bettingchoice.co.uk.  David Hallonquist, the Company’s CEO states “The heightened interest by soccer fans around the world are fuelling the website traffic increases we are seeing for our news coverage of the World Cup matches.” The Company’s sports writers are known for their edgy commentary and match odds predictions.  Hallonquist further states “Given the continuing trend, we expect to break a single month milestone of over one million visits to our sports websites in June or July, due in part to the World Cup.”

The Company publishes sports news in English, French, German, Italian, Spanish and Swedish languages across seven websites.

About Play LA Inc. ( www.playlainc.com )

Play LA Inc. is an international online publishing company that owns and operates a global network of multi-language websites.  The Company currently owns and operates 19 websites that reach hundreds of thousands of people across the UK and Europe each month, who are specifically looking for the unique sports news, advice and tournament information published throughout Play LA’s websites for the Sports, Casino Games and the Poker industry.

Forward-Looking Statements:

This press release includes forward-looking statements as determined by the U.S. Securities and Exchange Commission (the "SEC"). All statements, other than statements of historical facts, included in this press release that address activities, events, or developments that the Company believes or anticipates will or may occur in the future are forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. The Company does not intend (and is not obligated) to update publicly any forward-looking statements. The contents of this press release should be considered in conjunction with the warnings and cautionary statements contained in the Company's recent filings with the SEC.

Company Contact:

Play LA Inc.

www.playlainc.com

246-431-0493

David Hallonquist

604-980-9990